April 16, 2014

Keith Gregory

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MML Series Investment Fund II (the “Registrant”)
1933 Act File No. 333-122804
1940 Act File No. 811-21714
Comments received for PEA No. 26 filed on February 28, 2014

Dear Mr. Gregory:

Below is a summary of the comments I received from you on April 10-11, 2014 regarding the above-mentioned Registrant, together with our responses. I appreciate the time you took to carefully review these documents and have tried to address your comments. I would greatly appreciate your contacting me at 860-562-2130 as soon as possible if you have any further questions or comments. Thank you.

General Comments

(1) Missing Information

Please complete or update all missing information that is currently in brackets or missing in the Prospectus and SAI (e.g., fee table, financial highlights).

Response (1): We will complete or update all such missing information.

(2) Conforming Comments

Please make conforming changes in the Prospectus and SAI disclosure for all the Funds included in the Registration Statement, as appropriate. Comments specific to any particular Fund and/or their share classes will be noted.

Response (2): We will make such conforming changes, as necessary.

Fees and Expenses of the Fund

(3) Fee Waiver Agreements

In footnote 1 to the fee table, please delete the penultimate sentence for any Fund that has an expense reimbursement agreement (i.e., Strategic Emerging Markets Fund, High Yield Fund, and Short-Duration Bond Fund). The sentence duplicates information that is already stated in the footnote.

Response (3): The sentence you refer to has previously been requested by SEC staff members for other Funds in the Fund Complex. In order to retain consistent disclosure among the Funds in the Fund Complex, we respectfully decline to make this change.

(4) Investments in Other Funds

For Funds that may invest in other Funds, please supplementally confirm that Acquired Fund Fees and Expenses (AFFE) will not exceed 1 basis point (bp). If AFFE will exceed 1 bp, please include AFFE as a line item to the fee table as required by Instruction 3(f) to Item 3 of Form N-1A.

Response (4): We confirm that we include Acquired Fund Fees and Expenses (AFFE) as a line item in the fee table whenever AFFE exceed 1 basis point.

Example

(5) In the third sentence, please replace “are exactly as described in the preceding table” with “remain the same”.

Response (5): Instruction 1(b) to Item 3 of Form N-1A states that “A Fund may modify the narrative explanations if the explanation contains comparable information to that shown.” We feel that our disclosure is therefore in compliance with the Form.

Derivatives (Related to Item 4 and Item 9 Disclosure)

(6) For Funds using derivatives as a principal strategy, please disclose only the identity of the most significant derivative instrument and the extent to which the Fund will invest in such instruments.

See IM Guidance Update: Disclosure and Compliance Matters for Investment Company Registrants That Invest In Commodity Interests (August 2013 No. 2013-05) available at http://www.sec.gov/divisions/investment/guidance/im-guidance-2013-05.pdf.

See also letter of Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

Response (6): We have reviewed our disclosure in light of the Guidance and the Letter and believe the disclosure to be appropriate.

Contract Owner Disclosure

(7) General Instructions C.(3)(d)(i)-(iv) to Form N-1A permits funds used as investment options for variable contracts to modify or omit certain disclosure. Please consider revising the disclosure since the Prospectus and SAI are intended for contract holders who do not generally recognize income or gain for federal income tax purposes.

For example, please consider the following revisions:

a.	Fee table: in the paragraph under the caption “Fees and Expenses of the Fund,” if accurate, please state that due to charges incurred under a variable life insurance or variable annuity contract, the fees and expenses in the table would be higher.

b.	Portfolio Turnover Risk. Please consider deleting the tax disclosure in the risk factor.

c.	Taxation and Distributions

Please review the description of the Funds and revise the disclosure as appropriate for contract owners of variable products. For example, please note that contract owners are not direct shareholders in a Fund and would not themselves have the option of deciding to take Fund distributions in cash or additional Fund shares. In addition, contract owners are not normally directly subject to any gains or losses incurred by the Funds.

Response (7)(a): We will make this change.

Response (7)(b): We will make this change.

Response (7)(c): We will review the disclosure and revise as appropriate for contract owners of variable products.

(8) Purchase and Sale of Fund Shares

Please revise the last sentence of the paragraph under the caption “Purchase and Sale of Fund Shares” for clarity.

Response (8): We will revise the last sentence of the paragraph under the caption “Purchase and Sale of Fund Shares to say the following: “An investor should consult the company issuing the investor’s variable life insurance or variable annuity contract to determine how to make redemptions.”

Principal Strategies and Risks

(9)(a) Principal and Non-Principal Strategies and Risks.

Please review the Funds’ principal investment strategies and principal risk disclosure and move any non-principal strategies and risks to Item 9 or the SAI. In particular, we note that the Money Market Fund includes foreign and emerging markets risk as a principal risk.

Response (9)(a): We will review the disclosure and make any necessary changes. As for the Money Market Fund, we note that the Fund does invest in U.S. dollar-denominated debt instruments of foreign issuers. In addition, the subadviser would like to retain the flexibility to invest in such securities of emerging market issuers.

(9)(b) Certain Portfolio Investments

To the extent that the Strategic Emerging Markets Fund or any other Fund offered through the Trust may have exposure to Russia, please review the adequacy of the current disclosure and consider if any revisions to the Prospectus and SAI disclosure are appropriate in light of the current situation in Russia and the Ukraine.

Response (9)(b): The Strategic Emerging Markets Fund is the only Fund with any current exposure to Russia. We will make any appropriate revisions to the Prospectus and SAI disclosure in light of the current situation.

(9)(c) Plain English

Please revise the following in accordance with the plain English requirements of Form N-1A. See General Instruction C.(1) and Item 4(b) and 9(b) of Form N-1A.

(i)	Duration; Dollar Roll and Reverse Repurchase Agreement Transaction Risk; Repurchase Agreement Risk; and When-Issued, Delayed Delivery, TBA, and Forward Commitment Transaction Risk.

Response (9)(c): We respectfully disagree with this comment and feel that no revisions are needed.

(9)(d) Below investment grade securities

Please consider renaming “Lower-Rated Fixed Income Securities Risk” as “Risk of Below Investment-Grade Investments.” Please make conforming changes throughout the Prospectus and SAI.

Response (9)(d): We respectfully disagree with this comment and feel that this change is unnecessary.

(9)(e) Asset and Sector Risks

Please consider disclosing in Item 4, separate principal risks for a fund relating to any overweighting in certain sectors and/or industries represented in its investment portfolio, including through investments in securities tied to any particular equity or fixed income index (e.g., S&P 500 Index, Russell 2000 Index, MSCI Emerging Markets Index, and Barclays US Aggregate Bond Index).

Response (9)(e): We respectfully disagree with this comment and feel that no additional disclosure is necessary.

(9)(f) Loss of Money. (All Funds other than Money Market)

Please consider revising the disclosure under the caption “Principal Risks” to accentuate the fact that losing money is a risk of investing in the Fund.

Response (9)(f): We respectfully disagree with this comment and feel that the current disclosure is appropriate.

(10) Management and Subadviser Fees

(a) In the Prospectus under the caption “Management of the Funds,” please disclose the aggregate fee paid to each subadviser by each Fund for the most recent fiscal year as a percentage of its net assets. See instruction 3 to Item 10(a)(1) of Form N-1A.

Response (10)(a): Instruction 3 to Item 10(a)(1) of Form N-1A states that “If a Fund has more than one investment adviser, disclose the aggregate fee paid to all of the advisers, rather than the fees paid to each adviser, in response to this Item.” We therefore believe that we are in compliance with the Form and are not required to disclose in the Prospectus the fees paid to the subadvisers since the subadvisory fees are subsets of the management fees which are disclosed. We are disclosing the aggregate fees as required.

(b) In the SAI, under the caption “Investment Advisory and Other Service Agreements,” where appropriate, please disclose the total dollar amount of advisory fees paid by each Fund to Loomis Sayles for the last three fiscal years. See Item 19(a)(3)(i) of Form N-1A. In the alternative, please supplementally explain why such disclosure is not required.

Response (10)(b): We will add this disclosure.

(11) Performance for Similar Accounts

(a)	Records

Please supplementally confirm that the adviser has the records to support the calculation of prior performance for the accounts or Funds that are substantially similar (“Similar Accounts”) to the High Yield Fund and the Short-Duration Bond Fund as required by Rule 204-2(a)(16) under the Investment Advisers Act.

Response (11)(a): We have confirmed with the subadviser that they have such records.

(b)	Confirmation of all Accounts

Please confirm supplementally that prior performance information includes the performance of all substantially Similar Accounts.

Response (11)(b): We have confirmed with the subadviser that the prior performance information includes the performance of all substantially Similar Accounts.

(c)	Required Disclosure

The Disclosure describes many differences between the High Yield Fund and the Short-Duration Bond Fund and the Similar Accounts. Please include a representation stating that the differences described are not material and did not have a material effect on the prior performance of the Similar Accounts. If registrants cannot make this representation and/or the differences in the investments between the Funds and the Similar Accounts are material, then please delete all prior performance information in the Prospectus for both Funds.

Response (11)(c): We have confirmed with the subadviser that the differences described are not material and did not have a material effect on the prior performance of the Similar Accounts.

Individual Fund Comments

MML Blend Fund

(1) Segment Allocation

Please consider clarifying the frequency when Babson Capital will adjust the segment allocation of the Fund.

Response (1): Since there is no particular frequency when Babson Capital adjusts the segment allocation of the Fund, we feel that the current disclosure is appropriate.

(2) Performance Information

Please disclose in the narrative above the bar chart that the custom index is an index of funds with similar investment objectives as the Fund. See Instruction 2(b) to Item 4(b)(2) of Form N-1A.

Response (2): The custom index is not an index of funds with similar investment objectives, but is an index comprised of the blended performance of two other indexes. We feel that this is already adequately disclosed in the narrative above the bar chart.

(3) Duration/Core Bond Fund

Please consider disclosing the dollar-weighted average duration of the Core Bond Segment of the portfolio.

Response (3): We already disclose that the duration of the Core Bond Segment will normally be maintained within +/- 10% of the Barclay’s U.S. Aggregate Bond Index. We will add disclosure about what the average duration of the Index was as of a recent date.

MML Equity Fund

If appropriate, please clarify the portions of the Fund managed by OFI and Loomis Sayles and whether their investment mandates are subject to change.

Response: We feel that the current disclosure is appropriate since the portions are subject to change.

MML High Yield Fund

(1) Bank Loans

Please include a more detailed description of bank loans in the Item 4 strategy section if they will be a significant portfolio holding of the Fund.

Response (1): Since bank loans are currently a very small percentage of the Fund’s holdings, we consider the current disclosure adequate at this time.

(2) Distressed Securities

The disclosure suggests that securities in default will be a primary investment of the Fund. If so, please consider describing these securities in greater detail. In addition, please also consider including a “distressed securities” risk factor.

Response (2): We will add additional risk disclosure as follows:

Additional Summary Risk Disclosure

Defaulted Securities Risk The risk of the uncertainty of repayment of defaulted securities and obligations of distressed issuers.

Additional Risk Disclosure

Defaulted Securities Risk

Defaulted securities risk refers to the uncertainty of repayment of defaulted securities and obligations of distressed issuers. Because the issuer of such securities is in default and is likely to be in distressed financial condition, repayment of defaulted securities and obligations of distressed issuers (including insolvent issuers or issuers in payment or covenant default, in workout or restructuring or in bankruptcy or insolvency proceedings) is subject to significant uncertainties. Insolvency laws and practices in emerging market countries are different than those in the U.S. and the effect of these laws and practices cannot be predicted with certainty. Investments in defaulted securities and obligations of distressed issuers are considered speculative.

MML Managed Bond Fund

Restricted Securities

In the disclosure of the Fund’s 15% bucket, the disclosure states that the Fund may invest in “securities subject to resale under Rule 144A” and “securities subject to legal restrictions on resale.” Please supplementally explain the differences between such securities. Assuming no difference, please revise the paragraph as appropriate. Please make a conforming change for Funds with similar disclosure throughout the Prospectus (e.g. Short-Duration Bond).

Response: 144A securities are subject to legal restrictions on resale, but can be resold under certain circumstances without registration. However, there is no such assurance for all securities subject to legal restrictions on resale. In order to clarify, we will delete the first reference to 144A securities and revise the last sentence to read: “The Fund may also invest in non-dollar denominated high yield bonds, including bank loans, and may invest in securities subject to legal restrictions on resale, some of which may be subject to resale pursuant to Rule 144A.” We will make conforming changes to other Funds with similar disclosure, as necessary.

MML Money Market Fund

(1) NAV

Please include disclosure in the Fund’s principal strategies that the Fund attempts to maintain a $1.00 net asset value.

Response (1): This Fund transacts at six decimal places so it would not be accurate to add this disclosure.

(2) Risk Disclosure

Please revise the paragraph under the caption “Principal Risks” to more closely align with the disclosure described by Item 4(b)(1) of Form N-1A.

Response (2): The paragraph under the caption “Principal Risks” aligns as closely with the disclosure described by Item 4(b)(1) as is reasonably possible due to the reason noted in the immediately preceding response.

MML Strategic Emerging Markets Fund

Regions

The disclosure states that the Fund will invest in at least three developing markets and is benchmarked to the MSCI EM Index. Please consider disclosing the three largest regions in which the Fund may invest (e.g., Asia, Latin America, and Europe).

Response: We prefer to not add such additional disclosure because the Fund’s portfolio can change over time so that any such additional disclosure could become inaccurate.

SAI

(1) Cover Page

Please disclose the names of the share classes for each Fund. See Item 14(a)(1) of Form N-1A.

Response (1): We will make this change.

(2) Asset-Based Securities

Please supplementally explain the definition of the term “Asset-Based Securities.” We note that the terms debt, preferred, and convertible are normally included in the definitions for fixed income and/or equity securities. Please consider revising the paragraph, as appropriate.

Response (2): We respectfully disagree with this comment and feel that no revisions are needed.

(3) Index-Related Securities

Please delete the reference to “WEBS.” We note that such securities no longer exist in the marketplace.

Response (3): We will make this change.

(4) Management

If appropriate, please delete “Baring” as a subadviser or explain why it is included in the disclosure.

Response (4): Baring will be deleted from the disclosure.

(5) Trustee Compensation

Please disclose the amount of the Contract Committee meeting fee. Please also use the term consistently in the paragraph. See Item 17(b)(2) of Form N-1A. Please also discuss in greater detail the mechanics and operation of the deferred compensation plan. In particular, please describe “shadow investing” in plain English.

Response (5): We will revise the disclosure concerning the Contract Committee meeting fee accordingly to provide clarification. We will also revise the “shadow invested” disclosure to state that “Amounts deferred after January 1, 2012, plus or minus earnings, are “shadow invested.” These amounts are valued based on changes in the values of one or more registered investment companies overseen by a Trustee.”

(6) Officers of the Fund

If applicable, please disclose all information required by Form N-1A relating to the officers of the Fund (e.g., certain employment, compensation, directorship, and other accounts managed information). We note that Form N-1A defines “Fund” to include the registrant or a series of the registrant. See General Instruction A and Items 17(a)(1), 17(b)(9), and 17(c) of Form N-1A.

Response (6): We have reviewed Form N-1A and no additional disclosure is necessary for the Officers.

(7) Custodian

Under Administrator and Sub-Administrator, please clarify whether the sub-administration agreement with State Street includes its services as custodian to the Funds.

Response (7): State Street’s services as custodian to the Funds are covered under a separate agreement that is disclosed elsewhere in the SAI. We feel that the referenced disclosure is therefore accurate as presented and that no clarification is necessary.

(8) Distributor

Please state the nature of the distributor’s obligation to distribute the Funds’ shares and whether the offering is continuous. Please also clarify the aggregate amount of underwriter commission paid for the past three fiscal years and the amount retained by the distributor. Please see Item 25 of Form N-1A.

Response (8): We will add the following disclosure: “The offering of the Funds’ shares is continuous. The Distributor has agreed to use reasonable efforts to sell shares of the Funds but has not agreed to sell any specific number of shares of the Funds. The Distributor’s compensation for serving as such is the amounts received by it from time to time under the Funds’ Distribution and Services Plan.”

(9) Distribution and Service Fees

The name of the Fund share classes are the same at the head of each column (i.e. Service Class). We note also that throughout the Prospectus, shares with distribution and service fees are sometimes referred to as Service Class, Class I and/or Service Class I. Please review the Prospectus and SAI and correct this apparent inconsistency.

Response (9): Some Funds have Service Class shares and some Funds have Service Class I shares, each of which has a 12b-1 fee. We will review the Prospectus and SAI to ensure there are no inconsistencies.

(10) Portfolio Transactions and Brokerage

In the sixth paragraph, sentence two, please explain in greater detail why the cost of excess brokerage commissions resulting from the receipt of certain research services cannot be determined.

Response (10): We will delete the clause: “by an amount which cannot now be determined.”

(11) Information on Portfolio Managers

Information required by Item 20 of Form N-1A is currently located in Appendix C – Additional Portfolio Manager Information. Please consider moving the information to the SAI. In the alternative, please include a short sentence in the SAI referring the reader to Appendix C.

Response (11): We will add a sentence to the SAI referring the reader to Appendix C.

We acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/ Andrew M. Goldberg
Andrew M. Goldberg

Vice President, Secretary, and Chief Legal Officer, MML Series Investment Fund II

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company